Healthcare Services Group, Inc.
3220 Tillman Drive
Glenview Corporate Center, Suite 300
Bensalem, Pennsylvania 19020

July 17, 2013

Via EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Healthcare Services Group, Inc.
Registration Statement on Form S-3, File No. 333-189983

To Whom It May Concern:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Healthcare Services Group, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Company’s Registration Statement on Form S-3 (File No. 333-189983), together with all exhibits and amendments thereto, which was filed on July 16, 2013 (the “Registration Statement”).

The Registration Statement should have been filed on Form S-3ASR but was inadvertently filed on Form S-3. The Registration Statement has not been declared effective by the Commission, and the Company confirms that no securities were sold in connection with the offerings described in the Registration Statement. Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter.

Please provide a copy of the Order to the undersigned via email at jshea@hcsgcorp.com.  If you have any questions regarding this application, please contact the undersigned at (215) 639-4274 or Kenneth A. Schlesinger, Esq. of Olshan Frome Wolosky LLP by telephone at (212) 451-2252. Thank you in advance for your attention to this matter.

Very truly yours,

/s/John C. Shea
John C. Shea
Chief Financial Officer and Secretary